UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JONES SODA CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48023P106

(CUSIP Number)

SOL Global Investments Corp.

Attn: Peter Liabotis, Chief Financial Officer

100 King Street West, Suite 5600

Toronto, ON, Canada M5X 1C9

Canada

Telephone: (212) 729-9208

With a copy to:

Richard Raymer

Jonathan A. Van Horn

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON, Canada M5J 2S1

Telephone: (416) 367-7370

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48023P106
(1)	NAME OF REPORTING PERSON: SOL Global Investments Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,066,048
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 4,066,048
	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,048
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%*
(14)	TYPE OF REPORTING PERSON (See Instructions) IV, CO

* Calculated based on 41,575,861 shares of Common Stock issued and outstanding as of March 14, 2019, as reported in the Issuer’s Schedule 14A filed on March 26, 2019.

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This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on March 25, 2019, (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), and relates to common shares (the “Common Shares”) of Jones Soda Co. (the “Issuer”), a Washington corporation. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 4,066,048 shares of Common Stock beneficially owned by the Reporting Person were acquired through broker’s transactions in the open market. The Reporting Person expended an aggregate of approximately $1,816,700.56 (including brokerage commissions) of its investment capital to acquire the shares of Common Stock reported as beneficially owned by it in this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

As of the date hereof, the Reporting Person beneficially owns 4,066,048 shares of Common Stock, representing 9.78% of the outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it.

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

Set forth on Schedule A hereto is a description of transactions with respect to the Common Stock that have occurred since the filing date of the Original Schedule 13D. All such transactions were acquired through broker’s transactions in the open market, and per share prices do not include any commissions paid in connection with such transactions. Except as set forth on Schedule A, the Reporting Person has not effected any transaction in the Common Stock since the filing date of the Original Schedule 13D.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented with the following:

99.2 Press Release, dated March 28, 2019

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2019	SOL GLOBAL INVESTMENT CORP.

	By:	/s/ Peter Liabotis
	Name:	Peter Liabotis
	Title:	Chief Financial Officer

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SCHEDULE A

Trading Data

Trade Date:	Shares of Common Stock Purchased:	Price Per Share(1):
3/26/2019	416,000	$0.6542
3/27/2019	254,000	$0.7185

(1) The reported price per share is a weighted average price of all shares of Common Stock traded on the date indicated. These shares were traded in multiple transactions. The Reporting Person undertakes to provide the Staff, upon request, full information regarding the number of shares traded on the dates set forth in this Schedule A.

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